UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of June, 2011

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X
If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on June 14, 2011: Jacada Reports First Quarter 2011 Results

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	June 14, 2011
2

Jacada Reports First Quarter 2011 Results

ATLANTA--(BUSINESS WIRE)--June 14, 2011--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer service experience and process optimization solutions, today reported financial results for the first quarter ending March 31, 2011 and the adjustment of its 2010 unaudited financial results.

First Quarter 2011 Financial Results

For the first quarter of 2011, total revenues were $3.0 million compared to $5.0 million in the first quarter of 2010. First quarter revenues were impacted by weak bookings during the fourth quarter of 2010.

Software revenues for the 2011 first quarter were $247 thousand compared to $581 thousand during the 2010 first quarter. Services revenues were $2.1 million in the 2011 first quarter and $3.9 million in the 2010 first quarter. Maintenance revenues were $657 thousand and $530 thousand in the 2011 and 2010 first quarters, respectively.

Gross margin during the first quarter of 2011 was 22%, compared to gross margins of 37% in the first quarter of 2010.

Total operating expenses for the 2011 and 2010 first quarters were $2.5 million and $3.7 million, respectively, reflecting the savings of the cost reduction plans implemented during late 2010.

The 2011 first quarter net loss was $1.8 million or $0.44 per share compared to a net loss of $1.8 million or $0.44 per share in the first quarter of 2010.

At the end of the 2011 first quarter, cash and investments were $17.8 million, compared to $18.5 million at December 31, 2010.

“While our first quarter 2011 results were disappointing, we have seen positive initiatives throughout the company, including the continued development of the next generation versions of Jacada WorkSpace and Jacada WinFuse and a growing interest in our Jacada JumpStart program,” commented Tom Clear, chief executive officer of Jacada.

Adjustment of 2010 Unaudited Financial Results

Events subsequent to February 10, 2011, the date of our press release announcing our 2010 annual financial results, have led to a change in estimates associated with the percentage of completion used to calculate revenue on a certain project, the company’s goodwill valuation and the classification of the loss on one of the company’s marketable securities to other-than-temporary. These subsequent events provided additional evidence about conditions that existed as of the balance sheet date of December 31, 2010 and are thus “recognized” subsequent events, requiring adjustments to the December 31, 2010 unaudited financial results as previously reported in the Company's February 10, 2011 press release.

The difficult delivery of a single large project required us to invest additional resources during the first quarter of 2011. As a result of these additional hours invested subsequent to the balance sheet date, the estimate of the percentage of completion we had used to calculate revenue for this project as of December 31, 2010 had to be adjusted. In addition, a change in the estimate of our fair value required us to apply a second phase goodwill impairment test, the results of which indicated that our goodwill was fully impaired as of December 31, 2010. The entire goodwill balance of $3.1 million was therefore written off as of December 31, 2010.

As a result of these adjustments, our 2010 financial results reflect a decrease in revenue of $0.7 million and an increase in net loss of $3.8 million. Thus, our revenues and net loss for calendar year 2010 will be revised to $17.1 million and $10.6 million, or $2.55 per share, respectively. The revenues and net loss for calendar year 2010 reported in the unaudited financial results announced on February 10, 2011 were $17.9 million and $6.7 million, or $1.60 per share, respectively.

Conference Call Details

Management will hold a conference call to discuss the first quarter 2011 financial results at 10:30am ET on June 14, 2011. To participate in the teleconference, please call toll-free 888-679-8034 or 617-213-4847 for international callers, and provide passcode 57583756 approximately 10 minutes prior to the start time.

Interested parties may pre-register for the teleconference via this URL: https://www.theconferencingservice.com/prereg/key.process?key=P373LJTYD. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com.

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer interactions. Jacada unified desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com, www.jacada.com/blog, www.jacada.com/facebook and www.jacada.com/twitter.This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Three months ended March 31,
	2011	2010
	Unaudited
Revenues:
Software licenses	$247	$581
Services	2,092	3,858
Maintenance	657	530

Total revenues	2,996	4,969

Cost of revenues:
Software licenses	63	66
Services	2,098	2,860
Maintenance	189	184

Total cost of revenues	2,350	3,110

Gross profit (loss)	646	1,859

Operating expenses:
Research and development	676	896
Sales and marketing	797	1,532
General and administrative	1,033	1,284

Total operating expenses	2,506	3,712

Operating loss	(1,860)	(1,853)
Financial income (loss), net	17	21

Pretax loss	(1,843)	(1,832)
Tax benefit (expense)	(1)	-

Net loss	$(1,844)	$(1,832)

Basic and diluted net loss per share	$(0.44)	$(0.44)

Weighted average number of shares used in computing basic and diluted net loss per share	4,159,134	4,156,131

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2011	2010
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,721	$5,945
Marketable securities	1,242	1,240
Trade receivables	3,478	4,081
Restricted cash	493	493
Other current assets	995	1,079

Total current assets	10,929	12,838

LONG-TERM INVESTMENTS:
Marketable securities	11,336	10,809
Severance pay fund	198	186

Total long-term investments	11,534	10,995

PROPERTY AND EQUIPMENT, NET	808	856

Total assets	$23,271	$24,689

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables	$1,275	$1,566
Deferred revenues	976	1,076
Accrued expenses and other liabilities	1,568	1,478

Total current liabilities	3,819	4,120

LONG-TERM LIABILITIES:
Accrued severance pay	389	366
Other liabilities	24	44

Total long-term liabilities	413	410

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,883	75,829
Treasury shares	(17,863)	(17,863)
Accumulated other comprehensive profit	1,157	487
Accumulated deficit	(40,198)	(38,354)

Total shareholders' equity	19,039	20,159

Total liabilities	$23,271	$24,689

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2011	2010
	Unaudited
Cash flows from operating activities:

Net loss	$(1,844)	$(1,832)

Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	111	124
Stock-based compensation related to options granted to employees, non-employees and directors	54	172
Accrued interest and amortization of premium on marketable securities	(14)	107
Loss (gain) from sales of marketable securities	46	(9)
Accrued severance pay, net	11	17
Decrease (increase) in trade receivables, net	721	(2,026)
Decrease (increase) in other current assets	73	(35)
Increase (decrease) in trade payables	(303)	252
Increase (decrease) in deferred revenues	(109)	298
Increase (decrease) in accrued expenses and other liabilities	75	(161)
Decrease in other long-term liabilities	(20)	(20)
Other	15	47

Net cash used in operating activities	(1,184)	(3,066)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	-	(10,992)
Proceeds from sale and redemption of available-for-sale marketable securities	-	9,727
Increase in restricted cash	-	(16)
Purchase of property and equipment	(64)	(195)

Net cash provided by (used in) investing activities	(64)	(1,476)

Cash flows from financing activities:

Proceeds from exercise of stock options	-	75

Net cash provided by financing activities	-	75

Effect of exchange rate changes on cash	24	(263)

Decrease in cash and cash equivalents	(1,224)	(4,730)
Cash and cash equivalents at the beginning of the period	5,945	12,624

Cash and cash equivalents at the end of the period	$4,721	$7,894

Supplemental Information: Cash and Investments

	March 31, 2011	December 31, 2010
Cash and cash equivalents	4,721	5,945
Marketable securities	12,578	12,049
Restricted cash	493	493

Total cash and investments including restricted cash	$17,792	$18,487

CONTACT:
Jacada Ltd.
Caroline Cronin, 770-776-2204
Chief Financial Officer
ccronin@jacada.com